UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS

FORM X-17A-5
PART III

SEC FILE NUMBER
8-70890

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **06/01/25** (MM/DD/YY) AND ENDING **05/31/26** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **COOPERATIVE SECURITIES LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

20701 Cooperative Way
(No. and Street)

Dulles	**Virginia**	**20166**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Yu Ling Wang	**(703) 467-1800**	**Ling.Wang@nrucfc.coop**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG LLP
(Name – if individual, state last, first, and middle name)

8350 Broad Street, Suite #900	**McLean**	**Virginia**	**22102**
(Address)	(City)	(State)	(Zip Code)

10/20/2003	**185**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Yu Ling Wang____________________, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of____Cooperative Securities LLC____________________, as of May 31____________________, 2026, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Chief Executive Officer

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

COOPERATIVE SECURITIES LLC

(A Wholly Owned Subsidiary of National Cooperative Services Corporation)

Statement of Financial Condition

May 31, 2026

(With Report of Independent Registered Public Accounting Firm Thereon)

COOPERATIVE SECURITIES LLC
(A Wholly Owned Subsidiary of National Cooperative Services Corporation)

TABLE OF CONTENTS

KPMG LLP
Suite 900
8350 Broad Street
McLean, VA 22102

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Member
Cooperative Securities LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Cooperative Securities LLC (the Company) as of May 31, 2026, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of May 31, 2026, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2022.

McLean, Virginia
August 25, 2026

COOPERATIVE SECURITIES LLC
(A Wholly Owned Subsidiary of National Cooperative Services Corporation)
STATEMENT OF FINANCIAL CONDITION

		May 31, 2026
Assets:		
Cash	$	539,040
Prepaid expenses		41,803
Total assets	$	580,843
Liabilities and Equity:		
Liabilities:		
Accounts payable and other liabilities	$	24,172
Total liabilities		24,172
Equity:		
Contributed capital		1,250,000
Retained deficit		(693,329)
Total equity		556,671
Total liabilities and equity	$	580,843

The accompanying Notes to Statement of Financial Condition are an integral part of this statement.

NOTE 1—NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Cooperative Securities LLC ("Cooperative Securities") is a limited liability company ("LLC") organized and incorporated in 2021 in Delaware and is a wholly owned subsidiary of National Cooperative Services Corporation ("NCSC" or "Parent"). NCSC is a taxable, member-owned cooperative incorporated in 1981 in the District of Columbia. Cooperative Securities is a registered broker-dealer with the U.S. Securities Exchange Commission ("SEC"), and a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). Cooperative Securities provides institutional debt placement services, which may include advising, arranging and structuring private debt financing transactions, for NCSC's members, and for-profit and not-for-profit entities that are owned, operated or controlled by, or provide a significant benefit to certain rural utility providers, including NCSC's members. While Cooperative Securities primarily provides services related to debt financing transactions pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended, in May 2026, Cooperative Securities received approval to provide services related to debt financing transactions conducted pursuant to Rule 144A of the Securities Act from FINRA. Unless stated otherwise, references to "the Company," "we," "our" or "us" relate to Cooperative Securities.

15c3-3 Exemption

The Company does not and will not receive or maintain any customer funds or securities and thus files an exemption report relying on Footnote 74 of the SEC Release No. 34-70073, adopting amendments to 17 C.F.R.§ 240.17a-5.

Basis of Presentation and Use of Estimates

The accompanying statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States ("U.S. GAAP"). The preparation of statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and related disclosures during the period. While management makes its best judgments, actual amounts or results could differ from these estimates.

Going Concern

The Company's statement of financial condition is prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of obligations in the normal course of business. Although the Company incurred a net loss of $342,808 for the fiscal year ended May 31, 2026, it maintained a stockholder's equity of $556,671 as of May 31, 2026. Subsequent to May 31, 2026, the Company recognized $612,500 in placement agent fee income, reflecting continued business activity and supporting future operations. In addition, the Company has obtained a commitment letter from Parent, pursuant to which the Parent has committed to provide financial support sufficient to fund the Company's obligations until the Parent terminates the arrangement.

Cash

Cash consists of cash held in a bank demand deposit account with a bank institution, which at times may exceed federally insured limits. Cooperative Securities had cash totaling $539,040 as of May 31, 2026, which was over the Federal Deposit Insurance Corporation insured limit of $250,000.

Prepaid Expenses

Prepaid expenses consist of payments for invoiced services, primarily insurance and audit fees, for which the period of usage has not yet occurred. These prepaid expenses will be amortized over the period covered by the invoice.

Income Taxes

The Company is an LLC which elected to be treated as a ("C") Corporation for income tax purposes for all relevant jurisdictions and therefore files federal, state and local income tax returns. Management has concluded that there are no uncertain tax positions that would require recognition in the statement of financial condition. Management's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Tax years since 2022 are subject to examination.

We recognized a deferred tax asset of $235,949 as of May 31, 2026, of which $35,313 was attributable to start-up expenses and $200,636 was related to federal and state net operating loss carryforwards, which have no expiration. The Company has recorded a full valuation allowance against its gross deferred tax assets because, based on the weight of available evidence, management believes that it is more likely than not that the Company's future operations will not generate sufficient taxable income to realize the benefits of the deferred tax assets. The valuation allowance increased by $87,028 from the prior fiscal year ended May 31, 2025, primarily due to the increase in federal and state net operating loss carryforwards. We had no income taxes payable as of May 31, 2026.

Consulting Arrangement

The Company has a service agreement with Aspect Advisors LLC ("Aspect Advisors") for the provision of Chief Compliance Officer, Series 24 Supervisory Principal and Financial Operations Principal services. In addition, the services agreement may be terminated with a 30-day notice. We had no consulting fees payable to Aspect Advisors as of May 31, 2026.

Fair Value

Fair value is defined as the price that would be received for an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date (also referred to as an exit price). The fair value accounting guidance provides a three-level fair value hierarchy for classifying financial instruments. This hierarchy is based on the markets in which the assets or liabilities trade and whether the inputs to the valuation techniques used to measure fair value are observable or unobservable. Fair value measurement of a financial asset or liability is assigned a level based on the lowest level of any input that is significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are summarized below:

- Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities
- Level 2: Observable market-based inputs, other than quoted prices in active markets for identical assets or liabilities
- Level 3: Unobservable inputs

The degree of management judgment involved in determining the fair value of a financial instrument is dependent upon the availability of quoted prices in active markets or observable market parameters. When quoted prices and observable data in active markets are not fully available, management's judgment is necessary to estimate fair value. Changes in market conditions, such as reduced liquidity in the capital markets or changes in secondary market activities, may reduce the availability and reliability of quoted prices or observable data used to determine fair value.

We have various processes and controls in place to ensure that fair value is reasonably estimated. Observable prices in the principal market are used where possible. Fair value estimates were developed at the reporting date and therefore may not necessarily be indicative of amounts that could ultimately be realized in a market transaction at a future date. The assets and liabilities recorded at amounts that approximate fair value include cash, and accounts payable and other liabilities as of May 31, 2026. The fair values of these financial instruments represent the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an orderly transaction between market participants at that date. These financial instruments have been valued at the carrying amounts reflected in the statement of financial condition, as these are reasonable estimates of fair value given the short-term nature of the instruments.

Commitments and Contingencies

In the normal course of business, the Company could be threatened with or named as a defendant in lawsuits, arbitration and administrative claims. Such matters that are reported to regulators such as the SEC and FINRA and investigated by such regulators, may, if pursued, result in formal arbitration claims being filed against the Company and/or disciplinary action being taken against the Company by regulators. Any such claims or disciplinary actions that are taken against the Company could harm the Company's business. The Company is also subject to periodic regulatory audits and inspections which could result in fines or other disciplinary actions. Unfavorable outcomes, in such matters, may result in a material impact on the Company's financial position. Management is not aware of any commitments or contingencies that could have a material impact on the statement of financial condition as of May 31, 2026.

New Accounting Standards Adopted in the Fiscal Year Ended May 31, 2026

In December 2023, the FASB issued Accounting Standards Update ("ASU") 2023-09, *Income Taxes (Topic 740)—Improvements to Income Tax Disclosures*. The ASU requires public business entities to disclose, on an annual basis, specific categories in the rate reconciliation and provide additional information for reconciling items that meet a specific quantitative threshold. There is a further requirement that public business entities will need to disclose a tabular reconciliation, using both percentages and reporting currency amounts. The guidance also requires entities to disclose, on an annual basis, income taxes paid (net of refunds received), disaggregated by federal, state and foreign jurisdictions, and further disaggregated by individual jurisdiction when quantitative thresholds are met. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024 for public business entities, with early adoption permitted. The ASU should be applied on a prospective basis, while retrospective application is also permitted. We adopted the guidance effective May 31, 2026 on a prospective basis. The adoption of the guidance did not have an impact on our financial position as the guidance pertains to disclosure only. See "Income Taxes" above for additional information.

NOTE 2—RELATED PARTY TRANSACTIONS

NCSC manages our business operations under an expense sharing agreement that automatically renews on an annual basis unless the agreement is terminated by either party. As such, NCSC is considered a related party.

Pursuant to the expense sharing agreement, NCSC provides administrative support and general consulting services to the Company. Certain operating, overhead and other costs related to these services are recovered through a management fee charged to us by NCSC. The fee is determined annually and paid monthly by us to NCSC. We had a management fee payable to NCSC of $22,928 included in accounts payable and other liabilities line item on the Company's statement of financial condition as of May 31, 2026.

NOTE 3—NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined, at all times, and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. The Company computed its net capital under the basic method and had net capital of $514,868, which was $509,868 in excess of its required net capital of $5,000 as of May 31, 2026. The Company's ratio of aggregate indebtedness to net capital was 0.05 to 1.00 as of May 31, 2026.

NOTE 4—SEGMENT REPORTING

The Company is engaged in a single line of business as a broker-dealer, which is comprised of private placements services. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income (loss) as the primary measure to evaluate segment financial performance and make operational

decisions. This financial measure is presented to the CODM in the same manner as it is presented in the statement of operations. Additionally, the CODM monitors excess net capital levels, which is not a measure of profit or loss, as part of regulatory compliance requirements. All expense categories on the statement of operations are significant and there are no other significant segment expenses that would require disclosure. Other expenses include primarily regulatory expenses, legal and travel expenses. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The segment assets are the same as those reported in the Company's statement of financial condition. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The Company derived the substantial majority of its total revenue from two external customers for the fiscal year ended May 31, 2026.

NOTE 5—SUBSEQUENT EVENTS

We performed an evaluation of events that occurred subsequent to May 31, 2026, and through August 25, 2026, the date this statement of financial condition was available to be issued. Subsequent to May 31, 2026, the Company recognized $612,500 in placement agent fee income. Effective June 1, 2026, the Company elected to be treated as a single-member limited liability company disregarded as a separate entity for U.S. federal income tax purposes. The election will apply prospectively beginning in fiscal year ending May 31, 2027 and did not affect the Company's financial statements as of May 31, 2026.